Execution Version
Exhibit 99.1
FIRST AMENDING AGREEMENT
THIS AGREEMENT is made as of May 2, 2025
BETWEEN:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the “Canadian Borrower”), and BAYTEX ENERGY USA, INC., a Delaware corporation (hereinafter referred to as the “U.S. Borrower” and together with the Canadian Borrower, the “Borrowers” and, individually, a “Borrower”),
OF THE FIRST PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the “Agent”) for and on behalf of itself and the Lenders,
OF THE SECOND PART.
WHEREAS, pursuant to the second last paragraph of Section 15.10 of the Credit Agreement, any provision of the Credit Agreement or any other Document may be amended by an agreement in writing entered into by the Borrowers and the Agent to (a) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Agent and the Borrowers) or (b) effect administrative changes of a technical or immaterial nature (including to effect changes to the terms and conditions applicable solely to the Fronting Lenders in respect of issuances of Letters of Credit) and such amendment shall be deemed approved by the Lenders if the Lenders shall have received at least five (5) Banking Days’ prior written notice of such change and the Agent shall not have received, within five (5) Banking Days of the date of such notice to the Lenders, a written notice from the Majority of the Lenders stating that the Majority of the Lenders object to such amendment (collectively, the “Agent Authorized Amendments”);
AND WHEREAS the Agent and the Borrowers have determined that it is reasonable and appropriate to enter into this Agreement as an Agent Authorized Amendment;
AND WHEREAS notice of this Agreement was posted to the Lenders on April 24, 2025 and the Majority of the Lenders did not object to this Agreement within five (5) Banking Days;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the Agent (for and on behalf of itself and the Lenders) and the Borrowers covenant and agree as follows:
1Interpretation
1.1     In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
“Agreement” means this first amending agreement, as amended, modified, supplemented or restated from time to time.

CAN_DMS: \1010521324\5

“Amended Credit Agreement” means the Credit Agreement, as amended by this Agreement.
“Credit Agreement” means the fourth amended and restated credit agreement made as of May 9, 2024 among the Borrowers, the Lenders and the Agent.
1.2     Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3    The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to “Sections” are to Sections of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4    Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them. References herein to any Person shall, unless the context otherwise requires, include such Person’s successors and permitted assigns. References herein to “in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile.
1.5    This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
2Amendments and Supplements to Credit Agreement
2.1    Section 10.7 of the Credit Agreement is hereby amended by deleting paragraph (2) thereof in its entirety and replacing it with the following new paragraphs (2) and (3) as follows:
“(2)    The Lenders hereby authorize the Agent, upon the written request of the Canadian Borrower or any Material Subsidiary, to subordinate or release the Security Interests created by the Security with respect to any property or assets subject to a Permitted Encumbrance described in subparagraph (q) of the definition thereof, and in connection therewith, the Lenders hereby authorize the Agent, upon the written request of the Canadian Borrower or any Material Subsidiary, to, without further authorization from the Lenders, sign any and all releases, letters of no interest, subordination agreements or other documents releasing or subordinating the Security as it applies to such Permitted Encumbrance; provided that, notwithstanding the foregoing, but subject to Section 10.7(1) and Section 10.7(3), no Security Interests created by the Security shall be subordinated or released by the Agent on, to or with respect to any P&NG Rights or P&NG Leases.
(3)    The Lenders hereby authorize the Agent, upon the written request of the Canadian Borrower or any Material Subsidiary, to subordinate or release the Security Interests created by the Security with respect to any property or assets which are acquired by a Borrower or any Material Subsidiary subject to a Permitted Encumbrance described in subparagraph (l) of the definition thereof, and in connection therewith, the Lenders hereby authorize the Agent, upon the written request of the Canadian Borrower or any Material Subsidiary, to, without further authorization from the Lenders, sign any and all releases, letters of no interest, intercreditor agreements, subordination agreements or other documents releasing or subordinating the Security as it applies to such Permitted Encumbrance, in each case to the extent required by such Permitted Encumbrance.”.

2.2    Section 14.10 of the Credit Agreement is hereby amended by adding the following as a new sentence at the end of the paragraph as follows:
“The Successor Agent shall execute all such agreements, instruments and other documents as may be required by the retiring Agent (acting reasonably) for the Successor Agent to fully assume the rights and obligations under this Agreement and the other Documents.”.
3Representations and Warranties
Each Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:
(a)Capacity, Power and Authority
(i)It is duly amalgamated or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of formation, and is duly registered in all other jurisdictions where the nature of its property or character of its business requires registration (except for jurisdictions where the failure to be so registered or qualified would not have a Material Adverse Effect), and has all necessary power and authority to own its properties and carry on its business as presently carried on or as contemplated by this Agreement and the Amended Credit Agreement; and
(ii)It has full power, legal right and authority to enter into this Agreement and do all such acts and things as are required by such this Agreement and the Amended Credit Agreement to be done, observed or performed, in accordance with the terms thereof.
(b)Authorization
It has taken or caused to be taken all necessary corporate and other action (as applicable) of its directors, shareholders, trustees and other Persons (as applicable) to authorize the execution and delivery of this Agreement and performance of its respective obligations thereunder and under the Amended Credit Agreement and to observe and perform the provisions thereof in accordance with the terms therein contained.
(c)Compliance with Other Instruments
None of the authorization, execution or delivery of this Agreement or performance of any obligation thereunder or under the Amended Credit Agreement requires or will require, pursuant to applicable law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as have already been obtained and are in full force and effect) nor is in conflict with or contravention of (i) its articles, by laws or other constating documents or any resolutions of directors or shareholders, as applicable or (ii) the provisions of any other indenture, instrument, undertaking or other agreement to which it is a party or by which its properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect.
(d)Enforceability
This Agreement when executed and delivered will, and the Amended Credit Agreement will continue to, constitute its valid and legally binding obligations, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to the fact that equitable remedies are only available in the discretion of the court.

(e)Credit Agreement Representations and Warranties
Each of the representations and warranties of the Borrowers set forth in Section 8.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof (and in all respects if any such representation or warranty is already qualified by materiality) other than any such representations and warranties which expressly speak of an earlier date.
(f)No Default
No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders’ Counsel. Such representations and warranties shall survive until the Amended Credit Agreement has been terminated.
4Condition Precedent
This Agreement shall be effective on the date upon which the Agent shall have received a duly and fully executed copy of this Agreement.
5Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Documents to which the Borrowers are a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement, as amended and supplemented by this Agreement, and each of the other Documents to which the Borrowers are a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 4 hereof.
6Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.
7Enurement
This Agreement shall enure to the benefit of and shall be binding upon the Borrowers, the Lenders and the Agent and their respective successors and permitted assigns.
8Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Delivery of an executed counterpart of a signature page of this Agreement by PDF or by otherwise sending a scanned copy by electronic mail shall be effective as delivery of manually executed counterpart of this Agreement.

9Electronic Execution
The words “execution,” “execute, “ “executed,” “signed,” “signature,” and words of like import in this Agreement, or in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby, shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or any other applicable law. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.
BORROWERS:

BAYTEX ENERGY CORP.

By:	"Signed"
Name: Title:

By:	"Signed"
Name: Title:

[Signature Page - First Amending Agreement – 4th ARCA (Baytex)]

BAYTEX ENERGY USA, INC.

By:	"Signed"
Name: Title:

By:	"Signed"
Name: Title:

[Signature Page - First Amending Agreement – 4th ARCA (Baytex)]

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as Agent, for and on behalf of itself and the Lenders pursuant to the second last paragraph of Section 15.10 of the Credit Agreement
By:	"Signed"
Name:
Title:
By:	"Signed"
Name:
Title:

[Signature Page - First Amending Agreement – 4th ARCA (Baytex)]